UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Maria Kurnosova
2/4 Letnikovskaya Street, 115114, Moscow, Russia
+7 (495) 737-73-55
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Public Joint-Stock Company «Bank Otkritie Financial Corporation»
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,426,733
	8.	Shared voting power 0
	9.	Sole dispositive power 21,426,733
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 21,426,733
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.53%[1]
14.	Type of reporting person (see instructions) BK

1
Based on 45,080,461 Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 17, 2017. The 21,426,733 Class B ordinary shares referred to above represent approximately 35.36% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 17, 2017.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (the “Amendment”) is filed by Public Joint Stock Company “Bank Otkritie Financial Corporation” (“Bank Otkritie”) to amend the Schedule 13D related to the Class B ordinary shares (“Class B Shares”) of QIWI plc (“QIWI”) previously filed by Bank Otkritie with the Securities and Exchange Commission on October 19, 2017 (as so amended, the “Schedule 13D”). This Amendment is filed to disclose the items contained herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Bank Otkritie expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering QIWI ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell QIWI ADSs to third parties. Bank Otkritie intends to continually review its investment in QIWI on the basis of various factors, including QIWI’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for QIWI’s securities in general, as well as other developments and other investment opportunities.  Based upon such review, Bank Otkritie may, at any time, acquire additional Class B Shares of QIWI in the open market or in privately negotiated transactions, with or without prior notice.  In addition, Bank Otkritie may engage in discussions with management, the board of directors or shareholders of QIWI, including discussions regarding QIWI’s strategic direction, corporate governance, named executive officer compensation, board of directors representation, extraordinary corporate transactions or other material changes to QIWI’s business or corporate structure.  Bank Otkritie reserves its right, based on all relevant factors and subject to applicable law, at any time to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

According to Order No. OD-2469 dated August 29, 2017, the Bank of Russia (the Central Bank of the Russian Federation) (the “Bank of Russia”) appointed from August 30, 2017 a provisional administration to manage Bank Otkritie to improve the financial stability of the Bank (the “Stability Measures”). The executive bodies of Bank Otkritie were replaced with a provisional administration composed of the Bank of Russia’s officers, Banking Sector Consolidation Fund Management Company’s and the State Corporation Deposit Insurance Agency’s employees (the “Provisional Administration”).

On December 12, 2017, in connection with the Stability Measures, the Bank of Russia acquired control of over 99.9% of the outstanding ordinary shares of Bank Otkritie. According to Order No. OD-3603 dated December 21, 2017, the Bank of Russia discharged the Provisional Administration. On December 21, 2017, the existing members of the Board of Directors of Bank Otkritie were replaced with new members elected by Bank Otkritie’s shareholders. The Board of Directors of Bank Otkritie then appointed a new Management Board of Bank Otkritie.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)	On December 19, 2017, Bank Otkritie purchased a total of 992,058 QIWI ADSs on the Moscow Exchange at a price of 823 roubles per QIWI ADS.

On December 20, 2017, Bank Otkritie acquired 9,652,297 QIWI ADSs at a price of 799.53 roubles pursuant to an over-the-counter equity repurchase transaction.

(d)
Bank Otkritie expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering Class B ordinary shares and ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell Class B ordinary shares and QIWI ADSs to third parties. Such third parties may then hold an interest in some or all of Bank Otkritie’s QIWI ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such QIWI ADSs.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2017

Public Joint-Stock Company «Bank Otkritie Financial Corporation»

/s/ Aleksandr K. Sokolov
Name

Acting Chairman of the Management Board
Title

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation
The Central bank of the Russian Federation	107016, Russia, Moscow, Neglinnaya st., 12	Russian Federation

Individuals:

Name:	Title/Principal Occupation or Employment	Citizenship
Mikhail Mishailovich Zadornov	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Andrey Fedorovich Golikov	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexey Vladimirovich Moiseev	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Denis Stanislavovich Morozov	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexey Yurievich Simanovskiy	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Elena Borisovna Titova	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Ksenia Valentinovna Yudaeva	Chairperson of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Aleksandr Konstantinovich Sokolov	Member of the Management board of Public Joint-Stock Company «Bank Otkritie Financial Corporation», Acting Chairman of the Management board (until January 1, 2018)	Russian Federation

Each individual listed in the table above disclaims beneficial ownership of the Class B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B
		Shares

(a)	Amount Beneficially Owned
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	21,426,733

(b)	Percent of class
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	47.53%

(c)	Number of Shares:
	(i) Sole power to vote or to direct the vote:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	21,426,733

	(ii) Shared power to vote or to direct the vote:	0
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»

	(iii) Sole power to dispose or to direct the disposition of:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	21,426,733

	(iv) Shared power to dispose or to direct the disposition of:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	0